Blast Energy Services, Inc.

August 11, 2006

VIA EDGAR
Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re: Blast Energy Services, Inc.
Amendment No. 4 to Registration Statement on Form SB-2 (File No. 333-128674), filed on September 21, 2005, and amended on December 21, 2005,
January 30, 2006, and April 12, 2006.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Blast Energy Services, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form SB-2, File No. 333-128674, and all amendments thereto (the “Registration Statement”). The Company may undertake a subsequent private offering under Rule 155(c) of the Securities Act or other applicable exemptions from the registration requirements of the Securities Act.

The Company believes that withdrawal of the Registration Statement is consistent with the public interests and the protection of investors as mandated by Rule 477(a). No offers or sales of the Company’s common stock have been made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Michael T. Larkin of Adams and Reese LLP at (713) 308-0166. Thank you for your time in this matter.

Sincerely,

/s/ John O’Keefe
Name: John O’Keefe
Title: Chief Financial Officer

cc: Mr. Roger H. Schwall
Ms. Donna Levy